Exhibit 99.1

15 September 2021

CAZOO ACQUIRES SMH FLEET SOLUTIONS

… doubling its reconditioning, logistics & storage capabilities

●	SMH is one of the UK’s leading vehicle preparation, logistics & storage businesses

●	Operating from 6 sites across the UK for reconditioning, imaging, storage & delivery

●	Team of over 500 experienced vehicle preparation staff and 300 logistics specialists

●	Including own online auction platform for remarketing used cars to wholesale market

●	Combines Cazoo’s world-class consumer platform with SMH’s leading infrastructure

●	Deal will double Cazoo’s UK reconditioning and logistics capability & storage capacity

●	Providing Cazoo with a total of 11 reconditioning/storage sites across over 265 acres

●	Creates significant opportunity for Cazoo to scale its operations in line with its growth

Cazoo (NYSE: CZOO), the UK’s leading online car retailer, which makes buying and selling a car as simple and seamless as ordering any other product online, today announced that it has acquired SMH Fleet Solutions (SMH), one of the UK’s leading vehicle preparation, logistics and storage businesses.

Established in 2003, SMH has a team of over 500 expert staff currently processing more than 70,000 vehicle refurbishments annually from 6 vehicle preparation sites across 136 acres in Bedford, Gloucester, Throckmorton, Worcester and St Helens. SMH also carries out over 150,000 vehicle movements per year with a team of over 300 logistics specialists as well as operating an online wholesale platform for used cars.

The combination of Cazoo’s world-class online retail platform and brand with SMH’s leading infrastructure and expertise will double Cazoo’s overall vehicle reconditioning, logistics and storage capabilities in the UK with 11 total sites across more than 265 acres, as well as providing it with an experienced team of hundreds of additional vehicle preparation and logistics specialists and its own digital wholesale platform.

This deal will provide Cazoo with one of the most extensive portfolios of vehicle preparation sites and production capabilities in the UK to meet its rapid growth plans. Once fully integrated, Cazoo will have the capacity to recondition and deliver hundreds of thousands of cars per year and store tens of thousands of cars, helping to secure its future requirements and materially de-risk its ability to meet its growth targets.

Cazoo is one of the fastest growing businesses in Europe, pioneering the shift to online car buying and selling and this acquisition follows its listing on the NYSE last month. Cazoo has already sold over 35,000 cars in the UK since its launch less than 2 years ago as consumers have embraced the selection, value, transparency and convenience of buying and selling used cars entirely online.

Cazoo has recently launched an all-inclusive monthly subscription service for new cars as well as now buying used cars directly from consumers in the UK and is gearing up to launch later this year in both France and Germany. Cazoo owns and fully reconditions all of its cars before offering them on its website for either delivery or collection in as little as 72 hours and has thousands of cars available at any time.

Cazoo has acquired SMH for approximately £70m in cash from LDC and other minority shareholders. The transaction is expected to have a negligible impact on Cazoo’s FY2021 operating results.

Alex Chesterman OBE, Founder & CEO of Cazoo said: “Given strong consumer demand, the only real constraint to our future growth is ensuring that we have adequate capability to recondition, store and deliver enough cars to keep up. By acquiring SMH, this helps solve that and de-risks our future growth by immediately doubling our number of vehicle preparation sites and significantly enhancing our team of vehicle preparation and logistics staff. I look forward to welcoming the SMH team to Cazoo.

“Buying or selling a car entirely online from the comfort of your home and having it delivered or collected in a matter of days, just like any other product today, is clearly resonating with consumers and our record growth continues as they embrace the selection, value, quality and convenience of our proposition.”

Tim Hudson, CEO at SMH Fleet Solutions said, “We’re delighted to be joining forces with Alex and the team at Cazoo and see this as a perfect fit for SMH. We have built one of the leading teams in vehicle preparation and logistics in the UK and are very well placed to support the remarkable pace of growth at Cazoo and help it deliver on its mission of providing the best car buying and selling experience in the UK.”

About Cazoo – www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, is backed some of the leading technology investors globally and is publicly traded (NYSE: CZOO).

About SMH Fleet Solutions – www.smhfleet.com

We provide a full suite of fleet management services including preparation, refurbishment, remarketing and delivery of vehicles to a broad range of automotive customers. Our team are experts in vehicle management and providing ancillary services and our commitment to service and quality is at the forefront of all our business activity. SMH has continued to expand its footprint in recent years with new sites across the UK and expansion into new business areas.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) realizing the benefits expected from the business combination with Ajax I (the “Business Combination”); (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo’s expansion strategy in Europe; (4) acquiring and integrating other companies; (5) achieving and maintaining profitability in the future; (6) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo’s subscription offering and refurbishing and selling inventory expeditiously and efficiently; (7) expanding Cazoo’s subscription offering; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and protecting intellectual property; (13) attracting, training and retaining key personnel; (14) complying with laws and regulations applicable to Cazoo’s business; (15) successfully deploying the proceeds from the Business Combination; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-4 and the proxy statement/prospectus included therein filed by Cazoo Group Ltd (f/k/a Capri Listco). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell / Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

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